As filed with the Securities and Exchange Commission on April 3, 2007

Registration No. 333-133779

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

ON FORM S-3** TO FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Cougar Biotechnology, Inc.

(Exact name of registrant as specified in its charter)

Delaware	20-2903204
(State or other jurisdiction of Incorporation or organization)	(I.R.S. Employer Identification No.)

10990 Wilshire Boulevard, Suite 1200

Los Angeles, CA 90024

(310) 943-8040

(Address and telephone number off principal executive offices and principal place of business)

Mr. Alan H. Auerbach

Chief Executive Officer

Cougar Biotechnology, Inc.

10990 Wilshire Boulevard, Suite 1200

Los Angeles, CA 90024

Telephone: (310) 943-8040

Facsimile: (310) 943-8059

(Name and address of agent for service)

Copies to:

Christopher J. Melsha, Esq.

Ranga Nutakki, Esq.

Maslon Edelman Borman & Brand, LLP

90 South 7th Street, Suite 3300

Minneapolis, Minnesota 55402

Telephone: (612) 672-8200

Facsimile: (612) 642-8343

Approximate date of proposed sale to the public: From time to time after the effective date of this registration statement, as shall be determined by the selling stockholders identified herein.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [  ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. [  ]

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. [  ]

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment with specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

** Filed as a Post-Effective Amendment on Form S-3 to such Form SB-2 Registration Statement pursuant to the provisions of Rule 401(e).

OFFERING PROSPECTUS

Subject to completion, dated April __, 2007

Cougar Biotechnology, Inc.

10,695,309 Shares

Common Stock

The selling stockholders identified on pages 16-23 of this prospectus are offering on a resale basis a total of 10,695,309 shares of our common stock, including 547,190 shares issuable upon the exercise of outstanding warrants. We will not receive any proceeds from the sale of these shares by the selling stockholders.

Our common stock is quoted on the OTC Bulletin Board® under the symbol “CGRB.” On March 30, 2007, the closing sales price for our common stock as reported on the OTC Bulletin Board® was $18.00.

The securities offered by this prospectus involve a high degree of risk.

See “Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined that this prospectus is truthful or complete. A representation to the contrary is a criminal offense.

The date of this Prospectus is             , 2007.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. Because it is a summary, it may not contain all of the information that is important to you. Accordingly, you are urged to carefully review this prospectus in its entirety, including the risks of investing in our securities discussed under the caption “Risk Factors” and the financial statements and other information that is incorporated by reference into this prospectus before making an investment decision. All references in this prospectus to “Cougar,” “we,” “us” and “our” refer to Cougar Biotechnology, Inc.

Company Overview

We are a development stage biopharmaceutical company based in Los Angeles, California that in-licenses novel therapeutics and develops such therapeutics for the treatment of cancer. Our strategy is to license technologies that have previously been tested in clinical trials, enabling us to obtain an initial indication of the drug’s safety and biological activity in humans before committing capital to the drug’s development.

We were incorporated in Delaware in May 2003. On April 3, 2006, we entered into a “reverse merger” transaction whereby SRKP Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of SRKP 4, Inc., a Delaware corporation, merged with and into us and we became a wholly owned subsidiary of SRKP 4, Inc., which will hereinafter be referred to as SRKP. In accordance with the terms of the merger, our outstanding common stock and preferred stock automatically converted into shares of SRKP common stock and preferred stock, respectively, at a conversion ratio of .38411. Subsequent to the merger, the holders of our capital stock held the same percentage of our capital stock after effectiveness of the merger. On April 6, 2006, we completed a short-form merger with SRKP, whereby we merged with and into SRKP, and changed our name to “Cougar Biotechnology, Inc.”

Our executive offices are located at 10990 Wilshire Boulevard, Suite 1200, Los Angeles, California 90024. Our telephone number is (310) 943-8040. Our website is www.cougarbiotechnology.com. None of the information on our internet site is part of this prospectus.

We currently own the rights to three clinical stage oncology drug candidates. We have attracted a management team, Board of Directors and Scientific Advisory Board experienced in biotechnology, pharmaceuticals and cancer treatment.

CB7630

In April 2004, we licensed the exclusive worldwide rights to CB7630 (abiraterone acetate) from BTG plc., a British corporation. CB7630 is an orally active targeted inhibitor of the steroidal enzyme (17a–hydroxylase/C17,20 lyase) which is involved in testosterone production. In preclinical studies, CB7630 has demonstrated the ability to selectively inhibit the target enzyme, reducing levels of testosterone production in both the adrenals and the testes that is believed to stimulate the growth of prostate cancer cells.

Phase I trials on CB7630 have been performed by the Centre for Cancer Therapeutics, Institute of Cancer Research (Sutton, United Kingdom), and Royal Marsden NHS Trust (Sutton, United Kingdom). We believe that the data from these clinical studies appears to indicate that CB-7630 can successfully inhibit testosterone production and has an acceptable safety profile for a cancer drug. The results from these Phase I studies of CB-7630 were published in the British Journal of Cancer in June 2004. In December 2005, we initiated a Phase I/II trial of CB7630 for the treatment of advanced prostate cancer. The Phase I/II trial is being conducted at The Institute of Cancer Research, in the Cancer Research UK Centre for Cancer Therapeutics, and at The Royal Marsden Hospital in the United Kingdom. This clinical trial is an open-label, dose-escalating study to evaluate safety and efficacy administered as a second-line hormonal agent to chemotherapy-naïve hormone refractory patients with rising prostate-specific antigen, or PSA, levels.

In February 2006, we announced that our Investigational New Drug Application for CB7630 had been approved by the US Food and Drug Administration, or FDA. A Phase I trial of CB7630 as a second line hormonal agent for advanced prostate cancer patients that have failed treatment with first line hormone therapy was initiated at the University of California San Francisco Comprehensive Cancer Center in May 2006. In December 2006, we also initiated two Phase II trials of CB7630. The first trial is evaluating the efficacy of CB7630 as a second-line hormonal agent in patients with hormone refractory, chemotherapy naïve, prostate cancer. This trial is being conducted at The Institute for Cancer Research UK Centre for Cancer Therapeutics, and at The Royal Marsden NHS Foundation Trust in the United Kingdom. The second trial will evaluate the efficacy of CB7630 in patients with advanced prostate cancer that have failed treatment with first line chemotherapy (e.g. Taxotere). The trial will be conducted at The Institute of Cancer Research, in the Cancer Research UK Centre for Cancer Therapeutics, and at The Royal Marsden NHS Foundation Trust in the United Kingdom as well as at Memorial Sloan-Kettering Cancer Center and the University of California, San Francisco, Comprehensive Cancer Center in the United States.

We are planning additional clinical studies relating to CB7630, and will require additional financing to complete development of CB7630.

CB3304

In March 2004, we licensed from Emory University the exclusive worldwide rights to CB3304 (noscapine), an orally active alkaloid derived from opium, which we believe has potential applications in the treatment of a number of tumor types where tubulin inhibitors are known to have activity, including non-Hodgkin’s lymphoma, or NHL, multiple myeloma, breast cancer, lung cancer, ovarian cancer and prostate cancer. A Phase I trial of CB3304 in patients with relapsed or refractory NHL has been initiated at the University of Southern California Norris Comprehensive Cancer Center.

In December 2005, we announced results from preclinical experiments that we believe demonstrate the effectiveness of CB3304 for the treatment of NHL and multiple myeloma and that warrant our continued development of the drug in hematological malignancies.

We will require additional financing to complete development of CB3304.

CB1089

In June 2005, we exclusively licensed from LEO Pharma A/S, a Danish corporation, the worldwide rights to CB1089 (seocalcitol), a synthetic vitamin D analog, that we believe can be used in combination with chemotherapy for prostate cancer patients. Pre-clinical studies in prostate cancer have shown that CB1089 is a more potent anti-cancer drug than calcitriol, which may result in better efficacy when used in combination therapy to treat prostate cancer as opposed to calcitriol. We anticipate beginning clinical trials of CB1089 in prostate cancer in the second half of 2006.

We will require additional financing to complete development of CB1089.

Recent Developments

Under the terms of the Certificate of Designation relating to our Series A Convertible Preferred Stock, the outstanding shares of our Series A Convertible Preferred Stock automatically convert into shares of our common stock, at the conversion price of the Series A Convertible Preferred Stock (then, $4.50), if the closing price of our common stock exceeded 200% of the conversion price for twenty (20) consecutive trading days. As of March 8, 2007, our common stock traded on the OTC Bulletin Board for twenty consecutive trading days in excess of 200% of the conversion price of our Series A Convertible Preferred Stock. Accordingly, effective at market close on March 8, 2007, all outstanding shares of Series A Convertible Preferred Stock converted into shares of our common stock on a one-for-one share basis. As of such time, there were 8,667,506 share of Series A Convertible Preferred Stock outstanding that were converted into an equivalent number of shares of our common stock.

Risk Factors

For a discussion of some of the risks you should consider before purchasing shares of our common stock, you are urged to carefully review and consider the section entitled “Risk Factors” beginning on page 6 of this prospectus.

The Offering

The selling stockholders identified on pages 16-23 of this prospectus are offering on a resale basis a total of 10,695,309 shares of our common stock, of which 547,190 shares are issuable upon exercise of outstanding warrants.

Common stock offered	10,695,309 shares
Common stock outstanding before the offering(1)	14,969,470 shares
Common stock outstanding after the offering(2)	15,516,660 shares

(1)	Based on the number of shares outstanding as of March 23, 2007, not including 2,627,512 shares issuable upon exercise of various warrants and options to purchase common stock.

(2)	Assumes the issuance of all shares offered hereby that are issuable upon exercise of warrants.

RISK FACTORS

An investment in our common stock is very risky. You may lose the entire amount of your investment. Prior to making an investment decision, you should carefully review this entire prospectus and consider the following risk factors:

Risks Relating to our Business

We currently have no product revenues and will need to raise additional capital to operate our business.

To date, we have generated no product revenues. Until, and unless, we receive approval from the U.S. Food and Drug Administration, or FDA, and other regulatory authorities for our product candidates, we cannot sell our drugs and will not have product revenues. Currently, our only product candidates are CB7630, CB3304, CB6604, the noscapine analogs and CB1089, and none of these products is approved by the FDA for sale. Therefore, for the foreseeable future, we will have to fund all of our operations and capital expenditures from cash on hand and, potentially, future offerings. Currently, we believe we have cash on hand to fund our operations through December 2007. However, changes may occur that would consume our available capital before that time, including changes in and progress of our development activities, acquisitions of additional candidates and changes in regulation.

We will need to seek additional sources of financing, which may not be available on favorable terms, if at all.

If we do not succeed in raising additional funds on acceptable terms, we may be unable to complete planned pre-clinical and clinical trials or obtain approval of any product candidates from the FDA and other regulatory authorities. In addition, we could be forced to discontinue product development, reduce or forego sales and marketing efforts and forego attractive business opportunities. Any additional sources of financing will likely involve the issuance of our equity securities, which will have a dilutive effect on our stockholders.

We are not currently profitable and may never become profitable.

We have a history of losses and expect to incur substantial losses and negative operating cash flow for the foreseeable future, and we may never achieve or maintain profitability. For the year ended December 31, 2006, we had a net loss of $11,861,384 and from our inception in May 2003 through December 31, 2006, we have incurred a net loss of $23,211,233. Even if we succeed in developing and commercializing one or more product candidates, we expect to incur substantial losses for the foreseeable future and may never become profitable. We also expect to continue to incur significant operating and capital expenditures and anticipate that our expenses will increase substantially in the foreseeable future as we:

•	continue to undertake pre-clinical development and clinical trials for product candidates;

•	seek regulatory approvals for product candidates;

•	implement additional internal systems and infrastructure; and

•	hire additional personnel.

We also expect to experience negative cash flow for the foreseeable future as we fund our operating losses and capital expenditures. As a result, we will need to generate significant revenues in order to achieve and maintain profitability. We may not be able to generate these revenues or achieve profitability in the future. Our failure to achieve or maintain profitability could negatively impact the value of our securities.

We have a limited operating history upon which to base an investment decision.

We are a development-stage company and have not demonstrated an ability to perform the functions necessary for the successful commercialization of any product candidates. The successful commercialization of any product candidates will require us to perform a variety of functions, including:

•	continuing to undertake pre-clinical development and clinical trials;

•	participating in regulatory approval processes;

•	formulating and manufacturing products; and

•	conducting sales and marketing activities.

Our operations have been limited to organizing and staffing our company, acquiring, developing and securing our proprietary technology and undertaking pre-clinical trials of our product candidates. These operations provide a limited basis for you to assess our ability to commercialize our product candidates and the advisability of investing in our securities.

If we do not obtain the necessary U.S. or worldwide regulatory approvals to commercialize any product candidate, we will not be able to sell our product candidates.

We cannot assure you that we will receive the approvals necessary to commercialize any of our product candidates (CB7630, CB3304, CB6604, the noscapine analogs and CB1089), or any product candidate we acquire or develop in the future. We will need FDA approval to commercialize our product candidate in the U.S. and approvals from the FDA-equivalent regulatory authorities in foreign jurisdictions to commercialize our product candidate in those jurisdictions. In order to obtain FDA approval of any product candidate, we must submit to the FDA a New Drug Application, or NDA, demonstrating that the product candidate is safe for humans and effective for its intended use. This demonstration requires significant research and animal tests, which are referred to as pre-clinical studies, as well as human tests, which are referred to as clinical trials. Satisfaction of the FDA’s regulatory requirements typically takes many years, depends upon the type, complexity and novelty of the product candidate and requires substantial resources for research, development and testing. We cannot predict whether our research and clinical approaches will result in drugs that the FDA considers safe for humans and effective for indicated uses. The FDA has substantial discretion in the drug approval process and may require us to conduct additional pre-clinical and clinical testing or to perform post-marketing studies. The approval process may also be delayed by changes in government regulation, future legislation or administrative action or changes in FDA policy that occur prior to or during our regulatory review. Delays in obtaining regulatory approvals may:

•	delay commercialization of, and our ability to derive product revenues from, our product candidate;

•	impose costly procedures on us; and

•	diminish any competitive advantages that we may otherwise enjoy.

Even if we comply with all FDA requests, the FDA may ultimately reject one or more of our NDAs. We may never obtain regulatory clearance for any of our product candidates (CB7630, CB3304, CB6604, the noscapine analogs and CB1089). Failure to obtain FDA approval of any of our product candidates will severely undermine our business by leaving us without a saleable product, and therefore without any source of revenues, until another product candidate can be developed. There is no guarantee that we will ever be able to develop or acquire another product candidate.

In foreign jurisdictions, we must receive approval from the appropriate regulatory authorities before we can commercialize any drugs. Foreign regulatory approval processes generally include all of the risks associated with the FDA approval procedures described above. We cannot assure you that we will receive the approvals necessary to commercialize our product candidate for sale outside the United States.

Our success depends on our ability to enhance our existing pipeline of product candidates through the in-license or other acquisition of products in clinical development , and if our business development efforts are not successful, our ability to achieve profitability will be negatively impacted.

Our current product portfolio consists of three drugs that are in the clinical stages of development. We intend to continue to expand our current portfolio and in-license or acquire additional products that are currently in clinical development. If we are not successful in acquiring products that are currently in clinical development, then we will be dependent upon our ability to raise financing for, and the successful development and commercialization of, our current product candidates.

Many other large and small companies within the pharmaceutical and biotechnology industry seek to establish collaborative arrangements for product research and development, or otherwise acquire products in later-stage clinical development, in competition with us. We face additional competition from public and private research organizations, academic institutions and governmental agencies in establishing collaborative arrangements for products in later-stage clinical development. Many of the companies and institutions that compete against us have substantially greater capital resources, research and development staffs and facilities than we have, and substantially greater experience in conducting business development activities. These entities represent significant competition to us as we seek to expand our pipeline through the in-license or acquisition of compounds.

While it is not feasible to predict the actual cost of acquiring additional product candidates, the cost of licensing drugs that are in the clinical stages of development is generally significantly higher than the costs of licensing drugs that have not yet entered clinical development (preclinical drugs). Moreover, we expect that any product candidates we acquire will require significant additional development and other efforts prior to obtaining commercialization, if we ever commercialize any such product. The cost of licensing additional clinical stage drugs and completing the development necessary could be substantial and we may need to raise additional financing or issue additional equity securities, either of which may further dilute existing stockholders, in order to acquire and further development of such new products.

If we are able to enhance our existing pipeline of product candidates through the in-license or other acquisition of later-stage clinical development candidates, we may expose ourselves to new risks that were not identified prior to negotiating the in-license or other acquisition agreement that may prevent us from successfully developing or commercializing our product candidates.

Even if we are able to in-license or acquire potential products, we may fail to identify risks during our due diligence efforts, or new risks may arise later in the development process of our product candidates, that we may be unable to adequately address. If we are unable to address such previously unidentified risks in a timely manner, we may be required to discontinue our development of one or more of our product candidates, and our business and results of operations will be harmed.

Our product candidates are in early stages of clinical trials and will require extensive pre-clinical testing and clinical testing. If we are unsuccessful in obtaining regulatory approval for any of our product candidates, we may be required to delay or abandon development of such product candidate.

Each of our product candidates (CB7630, CB3304, CB6604, the noscapine analogs and CB1089), are in early stages of development and requires extensive pre-clinical and clinical testing. We cannot predict with any certainty if or when we might submit an NDA for regulatory approval for any of our product candidate or whether any such NDA will be accepted. In the event we do not receive regulatory approval for any of our product candidates, we will be required to delay or terminate development of such product candidate.

Clinical trials are very expensive, time-consuming and difficult to design and implement. If clinical trials for any of our product candidates don’t provide positive results, we may be required to abandon or repeat such clinical trials.

Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. The clinical trial process is also time consuming. We estimate that clinical trials of our product candidate will take at least several years to complete. Furthermore, failure can occur at any stage of the trials, and we could encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including:

•	unforeseen safety issues;

•	determination of dosing issues;

•	lack of effectiveness during clinical trials;

•	slower than expected rates of patient recruitment;

•	inability to monitor patients adequately during or after treatment; and

•	inability or unwillingness of medical investigators to follow our clinical protocols.

In addition, we or the FDA may suspend our clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or if the FDA finds deficiencies in our Investigational New Drug, or IND, submissions or the conduct of these trials. Therefore, we cannot predict with any certainty the schedule for future clinical trials.

If the results of our clinical trials do not support our product candidate claims, the completion of development of such product candidates may be significantly delayed or we may be forced to abandon development of such product candidates altogether.

Even if our clinical trials are completed as planned, we cannot be certain that their results will support our product candidate claims. Success in pre-clinical testing and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the results of later clinical trials will replicate the results of prior clinical trials and pre-clinical testing. The clinical trial process may fail to demonstrate that our product candidates are safe for humans and effective for indicated uses. This failure would cause us to abandon a product candidate and may delay development of other product candidates. Any delay in, or termination of, our clinical trials will delay the filing of our NDAs with the FDA and, ultimately, our ability to commercialize our product candidates and generate product revenues. In addition, our clinical trials involve a small patient population. Because of the small sample size, the results of these clinical trials may not be indicative of future results. In addition, the initial clinical trial for CB7630 was performed outside the United States, and therefore, may not have been performed in accordance with standards normally required by the FDA and other regulatory agencies.

If physicians and patients do not accept and use our drugs, our ability to generate revenue from sales of our products will be materially impaired.

Even if the FDA approves one or more of our product candidates, physicians and patients may not accept and use it. Acceptance and use of our product will depend upon a number of factors including:

•	perceptions by members of the health care community, including physicians, about the safety and effectiveness of our drug;

•	cost-effectiveness of our product relative to competing products;

•	availability of reimbursement for our product from government or other healthcare payers; and

•	effectiveness of marketing and distribution efforts by us and our licensees and distributors, if any.

Because we expect sales of our current product candidates, if approved, to generate substantially all of our product revenues for the foreseeable future, the failure of these drugs to find market acceptance would harm our business and could require us to seek additional financing.

We are dependent upon third-party researchers and developers in the development of our product candidates, and such parties are, to some extent outside of our control.

We depend upon independent investigators and collaborators, such as universities and medical institutions, to conduct our pre-clinical and clinical trials under agreements with us. These collaborators are not our employees and we cannot control the amount or timing of resources that they devote to our programs. These investigators may not assign as great a priority to our programs or pursue them as diligently as we would if we were undertaking such programs ourselves. If outside collaborators fail to devote sufficient time and resources to our drug-development programs, or if their performance is substandard, the approval of our FDA applications, if any, and our introduction of new drugs, if any, will be delayed. These collaborators may also have relationships with other commercial entities, some of whom may compete with us. If our collaborators assist our competitors at our expense, our competitive position would be harmed.

Our intention to rely exclusively on third parties to formulate and manufacture our product candidates expose us to a number of risks that may delay the testing, development, regulatory approval and commercialization of our product candidates.

We have no experience in drug formulation or manufacturing and do not intend to establish our own manufacturing facilities. We lack the resources and expertise to formulate or manufacture our own product candidates. We currently have no agreements for the commercial scale manufacture of our product candidates. We intend to enter into agreements with one or more manufacturers to manufacture, supply, store and distribute drug supplies for our clinical trials. If any of our current product candidates or any product candidates we may develop or acquire in the future receive FDA approval, we will rely on one or more third-party contractors to manufacture our drugs. Our anticipated future reliance on a limited number of third-party manufacturers exposes us to the following risks:

•

We may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA must approve any replacement contractor. This approval would require new testing and compliance inspections. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our products after receipt of FDA approval, if any.

•	Our third-party manufacturers might be unable to formulate and manufacture our drugs in the volume and of the quality required to meet our clinical needs and commercial needs, if any.

•

Our future contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our products.

•

Drug manufacturers are subject to ongoing periodic unannounced inspection by the FDA, the Drug Enforcement Administration, and corresponding state agencies to ensure strict compliance with good manufacturing practice and other government regulations and corresponding foreign standards. We do not have control over third-party manufacturers’ compliance with these regulations and standards.

•	If any third-party manufacturer makes improvements in the manufacturing process for our products, we may not own, or may have to share, the intellectual property rights to the innovation.

Each of these risks could delay our clinical trials, the approval, if any, of our product candidates by the FDA or the commercialization of our product candidates or result in higher costs or deprive us of potential product revenues.

Developments by competitors may render our products or technologies obsolete or non-competitive.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Some of the drugs that we are attempting to develop, such as CB7630, CB3304, CB6604, the noscapine analogs and CB1089, should we obtain regulatory approval for such drugs, will have to compete with existing therapies. In addition, a large number of companies are pursuing the development of pharmaceuticals that target the same diseases and conditions that we are targeting. We face competition from pharmaceutical and biotechnology companies in the United States and abroad. In addition, companies pursuing different but related fields represent substantial competition. Many of these organizations competing with us have substantially greater capital resources, larger research and development staffs and facilities, longer drug development history in obtaining regulatory approvals and greater manufacturing and marketing capabilities than we do. These organizations also compete with us to attract qualified personnel and parties for acquisitions, joint ventures or other collaborations.

If we fail to adequately protect or enforce our intellectual property rights or secure rights to patents of others, the value of our intellectual property rights would diminish.

Our success, competitive position and future revenues will depend in part on our ability and the abilities of our licensors to obtain and maintain patent protection for our products, methods, processes and other technologies, to preserve our trade secrets, to prevent third parties from infringing on our proprietary rights and to operate without infringing the proprietary rights of third parties.

To date, we hold certain exclusive patent rights, including rights under U.S. patent Nos. 5,604,213, 5,618,807, 6,376,516, 6,673,814, 5,190,935, 6,310,226 and U.S. patent applications as well as rights under foreign patents and patent applications. We anticipate filing additional patent applications both in the U.S. and in other countries, as appropriate. However, we cannot predict:

•	the degree and range of protection any patents will afford us against competitors, including whether third parties will find ways to invalidate or otherwise circumvent our patents;

•	if and when patents will issue;

•	whether or not others will obtain patents claiming aspects similar to those covered by our patents and patent applications; or

•	whether we will need to initiate litigation or administrative proceedings which may be costly whether we win or lose.

Our success also depends upon the skills, knowledge and experience of our scientific and technical personnel, our consultants and advisors as well as our licensors and contractors. To help protect our proprietary know-how and our inventions for which patents may be unobtainable or difficult to obtain, we rely on trade secret protection and confidentiality agreements. To this end, it is our policy to require all of our employees, consultants, advisors and contractors to enter into agreements which prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries and inventions important to our business. These agreements may not provide adequate protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure or the lawful development by others of such information. If any of our trade secrets, know-how or other proprietary information is disclosed, the value of our trade secrets, know-how and other proprietary rights would be significantly impaired and our business and competitive position would suffer.

If we infringe the rights of third parties we could be prevented from selling products, forced to pay damages, and defend against litigation.

If our products, methods, processes and other technologies infringe the proprietary rights of other parties, we could incur substantial costs and we may have to:

•	obtain licenses, which may not be available on commercially reasonable terms, if at all;

•	abandon an infringing drug candidate;

•	redesign our products or processes to avoid infringement;

•	stop using the subject matter claimed in the patents held by others;

•	pay damages; or

•	defend litigation or administrative proceedings which may be costly whether we win or lose, and which could result in a substantial diversion of our financial and management resources.

Our ability to generate product revenues will be diminished if our drugs sell for inadequate prices or patients are unable to obtain adequate levels of reimbursement.

Our ability to commercialize our drugs, alone or with collaborators, will depend in part on the extent to which reimbursement will be available from:

•	government and health administration authorities;

•	private health maintenance organizations and health insurers; and

•	other healthcare payers.

Significant uncertainty exists as to the reimbursement status of newly approved healthcare products. Healthcare payers, including Medicare, are challenging the prices charged for medical products and services. Government and other healthcare payers increasingly attempt to contain healthcare costs by limiting both coverage and the level of reimbursement for drugs. Even if one of our product candidates is approved by the FDA, insurance coverage may not be available, and reimbursement levels may be inadequate, to cover such drug. If government and other healthcare payers do not provide adequate coverage and reimbursement levels for one of our products, once approved, market acceptance of such product could be reduced.

If we are unable to successfully manage our growth, our business may be harmed.

Our success will depend upon the expansion of our operations and the effective management of our growth, which will place a significant strain on our management and on our administrative, operational and financial resources. To manage this growth, we must expand our facilities, augment our operational, financial and management systems and hire and train additional qualified personnel. If we are unable to manage our growth effectively, our business would be harmed.

We may be exposed to liability claims associated with the use of hazardous materials and chemicals.

Our research and development activities may involve the controlled use of hazardous materials and chemicals. Although we believe that our safety procedures for using, storing, handling and disposing of these materials comply with federal, state and local laws and regulations, we cannot completely eliminate the risk of accidental injury or contamination from these materials. In the event of such an accident, we could be held liable for any resulting damages and any liability could materially adversely affect our business, financial condition and results of operations. In addition, the federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous or radioactive materials and waste products may require us to incur substantial compliance costs that could materially adversely affect our business, financial condition and results of operations.

We rely on key executive officers and scientific and medical advisors, and their knowledge of our business and technical expertise would be difficult to replace.

We are highly dependent on our principal scientific, regulatory and medical advisors. We do not have “key person” life insurance policies for any of our officers. The loss of the technical knowledge and management and industry expertise of any of our key personnel could result in delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect our operating results.

If we are unable to hire additional qualified personnel, our ability to grow our business may be harmed.

We will need to hire additional qualified personnel with expertise in pre-clinical testing, clinical research and testing, government regulation, formulation and manufacturing and sales and marketing. In particular, over the next 12 months, we expect to hire up to five new employees devoted to research and development. We expect that the hiring of such additional personnel will increase our annual expenditures by approximately $1,000,000. We compete for qualified individuals with numerous biopharmaceutical companies, universities and other research institutions. Competition for such individuals is intense, and we cannot be certain that our search for such personnel will be successful. Attracting and retaining qualified personnel will be critical to our success.

We may incur substantial liabilities and may be required to limit commercialization of our products in response to product liability lawsuits.

The testing and marketing of medical products entail an inherent risk of product liability. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our products. Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of pharmaceutical products we develop, alone or with collaborators.

Certain of our license agreements require payments in foreign currencies and are subject to exchange rate fluctuations.

Our license agreement with BTG International, LTD. for the in-license of CB7630 requires the payment of license maintenance fees and milestone payments, if any, in British pounds. Additionally, it is possible that we will enter into license agreements for future product candidates that require payments in currencies other than the U.S. Dollar. Fluctuations in exchange rates, in particular between the U.S. dollar and other currencies, may affect the actual amounts of these payments and potentially may be in excess of the amounts we have budgeted for payment of these fees and other payments.

A substantial stockholder possesses a significant portion of our voting power and could exert significant control over our management and direction.

As of March 23, 2007, Horizon BioMedical Ventures, LLC holds approximately 21% of our common stock. Additionally, the managing member of Horizon BioMedical Ventures is Dr. Lindsay A. Rosenwald, a director. This significant holding by Horizon BioMedical Ventures, and Dr. Rosenwald’s position on the board, enables Horizon BioMedical Ventures to exert considerable influence over our management and direction and affairs through the election and removal of our board of directors, and all other matters requiring stockholder approval, including the future merger, consolidation or sale of all or substantially all of our assets.

There are certain interlocking relationships among us and certain affiliates of Paramount, which may present potential conflicts of interest.

Lindsay A. Rosenwald, M.D., one of our directors and the managing member of Horizon BioMedical Ventures, LLC, a substantial stockholder, may be deemed to beneficially own approximately 23% of our common stock (assuming the issuance of all shares issuable upon the exercise or conversion of options, warrants and other rights to acquire common stock). Further, a trust in which Dr. Rosenwald has a pecuniary interest owns 135,883 shares of our common stock, representing approximately 1% of our outstanding voting power. Dr. Rosenwald is Chairman and Chief Executive Officer of Paramount BioCapital, Inc., an investment banking firm that served as placement agent in connection with certain private placement offerings completed by Cougar. In connection with these transactions, we paid fees in the aggregate amount of $1,387,750 to Paramount and issued to Paramount and its designees five-year warrants to purchase an aggregate of 440,172 shares of common stock at an exercise price of $4.95 per share, of which warrants to purchase 201,055 shares of common stock were allocated to Dr. Rosenwald. We have also given Paramount a right of first refusal to act as the placement agent for the private sale of our securities until January 24, 2008 (subject to Cowen & Co.’s right to act as co-placement agent). Additionally, pursuant to our bridge offering completed in November 2005 and January 2006, we paid Paramount fees of approximately $460,000 and warrants to purchase an aggregate of 74,221 shares of our common stock at an exercise price of $8.28 per share. Paramount allocated the warrant to its designees, including 32,752 to Dr. Rosenwald.

Paramount and Dr. Rosenwald are not obligated pursuant to any agreement or understanding with us to make any additional products or technologies available to us, nor can there be any assurance that any biomedical or pharmaceutical products or technologies identified in the future by such parties will be made available to us. In addition, certain of our current officers and directors, as well as officers or directors that may be hereafter appointed, may from time to time serve as officers or directors of other biopharmaceutical or biotechnology companies. There can be no assurance that such other companies will not have interests in conflict with our own.

We are contractually obligated to one of our directors to pay bonuses in the event of certain in-licenses of potential products, which may present a conflict of interest.

Pursuant to our scientific advisory agreement with Dr. Arie S. Belldegrun, a director, we have agreed to pay a cash bonus to Dr. Belldegrun in the event we acquire a new technology and Dr. Belldegrun plays a certain role in such acquisition, which determination would be made by the disinterested members of our board of directors. We have agreed to pay a bonus if Dr. Belldegrun introduces the technology to us or actively participates in the evaluation process of a new technology that we subsequently acquire. The payment of a qualifying bonus would likely come within a short period of time after in-licensing, after which time we will likely be required to expend a significant amount of time and funds towards the testing and development of such technology before determining its scientific or economic viability. It is possible that we will obtain regulatory approval for only a small percentage, if any at all, of the technologies we acquire through the assistance of Dr. Belldegrun. The payment of a bonus at a time before we can fully determine the potential success of the product candidate creates a financial incentive for Dr. Belldegrun to assist us in obtaining licenses for product candidates that may not ultimately satisfy our goals, and creates a potential conflict of interest on the part of Dr. Belldegrun.

Risks Relating to this Offering and our Securities

If our presentation at an investor conference in May 2006 were found to be “gun jumping” in violation of the Securities Act, the selling stockholders could be required to repurchase securities sold in this offering, and we might be subject to significant claims for damages from the selling stockholders.

On May 16, 2006, after the initial filing of the registration statement that contains this prospectus, Alan H. Auerbach, our President and Chief Executive Officer, made a presentation about our company at a healthcare conference sponsored by Rodman and Renshaw in Monte Carlo, Monaco. The presentation was attended by, among other people, institutional and other biotechnology and healthcare company investors. The presentation was concurrently available to any interested viewers by webcast, and the webcast presentation was archived for later viewing. We filed the transcript of the presentation as Exhibit 99.1 to our Form 8-K filed on September 12, 2006. The archived version of the webcast has not been available for viewing since July 2006.

While some of the factual information in our presentation at the conference is also included in this prospectus, some of the statements in the presentation were presented without the complete explanation provided in this prospectus, and the presentation did not disclose many of the related risks and uncertainties described in this prospectus. You should carefully evaluate all the information in this prospectus, including the risks described in this section and throughout the prospectus. You should only rely on the information contained in this prospectus in making your investment decision.

It is uncertain whether our presentation and the related webcast could be found to be a violation of Section 5 of the Securities Act of 1933. If such activities were held by a court to be in violation of Section 5, then we and/or the selling stockholders could be required to repurchase the shares sold to some or all of the purchasers in this offering at the original purchase price for a period of one year following the date of the violation. In the event the selling stockholders are required to repurchase shares, then we could be subject to damage claims from the selling stockholders for an amount equal to the difference between the original purchase price of the shares paid by the selling stockholders and the fair market value of the shares at the time of the resales made under this prospectus by the selling stockholders. If we were required to pay such damages, it would have a material adverse effect on our financial position. We would contest vigorously any claim that a violation of the Securities Act occurred.

Our stock price may be particularly volatile because we are a drug development company.

The market prices for securities of biotechnology companies in general, and early-stage drug development in particular, have been highly volatile and may continue to be highly volatile in the future. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our common stock:

•	the development status of our drug candidates, including results of our clinical trials for CB-7630, CB-3304, and CB-1089;

•	market conditions or trends related to biotechnology and pharmaceutical industries, or the market in general;

•	announcements of technological innovations, new commercial products, or other material events by our competitors or us;

•	disputes or other development concerning our proprietary rights;

•	changes in, or failure to meet, securities analysts’ or investors’ expectations of our financial performance;

•	additions or departures of key personnel;

•	discussions of our business, products, financial performance, prospects, or stock price by the financial and scientific press and online investor communities such as chat rooms;

•

public concern as to, and legislative action with respect to, testing or other research areas of biopharmaceutical companies, the pricing and availability of prescription drugs, or the safety of drugs;

•	regulatory developments in the United States or in foreign countries; and

•	economic and political factors.

In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. We may become subject this type of litigation, which is often extremely expensive and diverts management’s attention.

Trading of our common stock is limited, which may make it difficult for you to sell your shares at times and prices that you feel are appropriate.

We plan to seek listing of our common stock on a national securities exchange including the Nasdaq as soon as practicable. However, we cannot assure you that we will be able to meet the initial listing standards of either of those or any other stock exchange, or that we will be able to maintain a listing of the common stock on either of those or any other stock exchange. Currently, our common stock is quoted on the OTC Bulletin Board® and trading has been limited. This adversely effects the liquidity of our common stock, not only in terms of the number of shares that can be bought and sold at a given price, but also through delays in the timing of transactions and reduction in security analysts’ and the media’s coverage of us. This may result in lower prices for our common stock than might otherwise be obtained and could also result in a larger spread between the bid and asked prices for our common stock.

Because it is a “penny stock,” you may have difficulty selling shares of our common stock.

Our common stock is a “penny stock” and is therefore subject to the requirements of Rule 15g-9 under the Securities Exchange Act of 1934. Under this rule, broker-dealers who recommend penny stocks to persons other than established customers and accredited investors must satisfy special sales practice requirements. The broker-dealer must make an individualized written suitability determination for the purchaser, considering such purchaser’s financial situation, investment experience and investment objectives, with respect to penny stock transactions and receive the purchaser’s written consent prior to the transaction. Under applicable regulations, our common stock will generally remain a “penny stock” until and for such time as it meets certain per share price requirements (as determined in accordance with SEC regulations), or until we meet certain net asset or revenue thresholds. These thresholds include the possession of net tangible assets (i.e., total assets less intangible assets and liabilities) in excess of $2,000,000 in the event we have been operating for at least three years or $5,000,000 in the event we have been operating for fewer than three years, and the recognition of average revenues equal to at least $6,000,000 for each of the last three years. We do not anticipate meeting any of the foregoing thresholds in the foreseeable future.

The penny stock rules severely limit the liquidity of securities in the secondary market, and many brokers choose not to participate in penny stock transactions. As a result, there is generally less trading in penny stocks. If you become a holder of our common stock, you may not always be able to resell shares of our common stock publicly at the time and prices that you feel are fair or appropriate.

Because we became public by means of a reverse merger, we may not be able to attract the attention of major brokerage firms.

Additional risks may exist as a result of our becoming a public reporting company through a “reverse merger.” Security analysts of major brokerage firms may not provide coverage of Cougar. Because we became public through a reverse merger, there is no incentive to brokerage firms to recommend the purchase of our common stock. No assurance can be given that brokerage firms will want to provide analyst coverage of Cougar in the future.

The resale of shares offered by this prospectus could adversely affect the market price of our common stock in the public market, should one develop, which result would in turn negatively affect our ability to raise additional equity capital.

As of March 23, 2007, we had outstanding 14,969,470 shares of common stock, of which no shares were eligible for transfer under Rule 144. The sale, or availability for sale, of common stock in the public market pursuant to this prospectus may adversely affect the prevailing market price of our common stock and may impair our ability to raise additional capital by selling equity or equity-linked securities. This prospectus covers the resale of a significant number of shares of our common stock. In fact, the registration statement will make publicly available for resale 10,695,309 shares of our common stock (including shares of common stock issuable upon exercise of warrants that are registered hereunder). This figure represents approximately 69% of the shares of our common stock outstanding immediately after the effectiveness of this registration statement (assuming the exercise of warrants for which the underlying common stock is registered hereunder).

When the registration statement that includes this prospectus is declared effective, 10,696,587 shares being offered hereby will be available for resale. The resale of a substantial number of shares of our common stock in the public market pursuant to this offering, and afterwards, could adversely affect the market price for our common stock and make it more difficult for you to sell our shares at times and prices that you feel are appropriate. Furthermore, we expect that, because there is a large number of shares offered hereby, the selling stockholders will continue to offer shares covered by this prospectus for a significant period of time, the precise duration of which we cannot predict. Accordingly, the adverse market and price pressures resulting from this offering may continue for an extended period of time and continued negative pressure on the market price of our common stock could have a material adverse effect on our ability to raise additional equity capital.

We are subject to Sarbanes-Oxley and the reporting requirements of federal securities laws, which can be expensive.

As a public reporting company, we are subject to the Sarbanes-Oxley Act of 2002, as well as the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and other federal securities laws. The costs of compliance with the Sarbanes-Oxley Act and of preparing and filing annual and quarterly reports, proxy statements and other information with the SEC, and furnishing audited reports to stockholders, will cause our expenses to be higher than they would be if Cougar had remained privately held and did not consummate the Merger.

We have never paid dividends on our common stock and do not intend to do so for the foreseeable future.

We have never paid dividends on our common stock and we do not anticipate that we will pay any dividends on our common stock for the foreseeable future. Accordingly, any return on an investment in our common stock will be realized, if at all, only when you sell shares of our common stock.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus that are forward-looking in nature are based on the current beliefs of our management as well as assumptions made by and information currently available to management, including statements related to the markets for our products, general trends in our operations or financial results, plans, expectations, estimates and beliefs. In addition, when used in this prospectus, the words “may,” “could,” “should,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “predict” and similar expressions and their variants, as they relate to us or our management, may identify forward-looking statements. These statements reflect our judgment as of the date of this prospectus with respect to future events, the outcome of which is subject to risks, which may have a significant impact on our business, operating results or financial condition. You are cautioned that these forward-looking statements are inherently uncertain. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein. Except as otherwise required by law, we undertake no obligation to update forward-looking statements. The risks identified under the heading “Risk Factors” in this prospectus, among others, may impact forward-looking statements contained in this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the resale of any of the shares offered by this prospectus by the selling stockholders.

SELLING STOCKHOLDERS

This prospectus covers the resale by the selling stockholders identified below of 10,695,309 shares of our common stock, including 547,190 shares issuable upon the exercise of warrants.

The following table sets forth the number of shares of our common stock beneficially owned by the selling stockholders as of March 23, 2007, and after giving effect to this offering.

Selling Stockholder	Shares Beneficially Owned Before Offering (a)		Number of Outstanding Shares Offered by Selling of Common Stock Stockholder	Number of Shares Offered by Selling Stockholder upon Exercise of Certain Warrants	Number of Shares Offered by Selling Stockholder Registered Hereunder	Percentage Beneficial Ownership of Voting Securities After Offering

Securities issued under terms of the April 3, 2006 offering pursuant to conversion of bridge notes (b)
AAR Associates, L.P. (1)	6,828		6,103	725	6,828	0
Neel B. Ackerman & Martha N. Ackerman JTWROS	34,139		30,515	3,624	34,139	0
Mark J. Ahn	6,207		6,207	0	6,207	0
Fernando Ahumada	9,933		8,967	966	9,933	0
Jorge Ahumada	12,416		11,208	1,208	12,416	0
Andrew W. Albstein	23,332		20,916	2,416	23,332	0
Jorge Altschuler	4,966		4,000	966	4,966	0
Balanced Investment, LLC (2)	22,590		20,174	2,416	22,590	0
David Benadum	5,690		5,086	604	5,690	0
David J. Bershad	6,510		5,302	1,208	6,510	0
Mylo Beyda	6,255		5,651	604	6,255	0
Suzanne Brandt	12,416		11,208	1,208	12,416	0
Brino Investment Ltd. (3)	5,690		5,086	604	5,690	0
Frank Calcutta (4)	34,139		30,515	3,624	34,139	0
James E. Cantrell, Jr.	12,416		11,208	1,208	12,416	0
Hartwell Davis, Jr.	22,590		20,174	2,416	22,590	0
Praful Desai	11,380		10,172	1,208	11,380	0
Domaco Venture Capital Fund (5)	3,406		2,802	604	3,406	0
Gregg J. Dovolis	11,380		10,172	1,208	11,380	0
John O. Dunkin	11,380		10,172	1,208	11,380	0
Isaac R. Dweck	25,019		22,603	2,416	25,019	0
Morris Dweck	6,255		5,651	604	6,255	0
Nathan Dweck	6,255		5,651	604	6,255	0
Ralph I. Dweck	6,255		5,651	604	6,255	0
Roger Erickson	5,690		5,086	604	5,690	0
Far Ventures (6)	5,647		5,043	604	5,647	0
Cynthia K. Finerman	18,312	(7)	4,068	483	4,551	*
A. G. Edwards & Sons as Custodian for Ralph Finerman Rollover IRA Account	5,690		5,086	604	5,690	0
Hollis N. Gieger, Jr. (8)	11,295		10,087	1,208	11,295	0
Gitel Family Partnership LP (9)	12,510		11,302	1,208	12,510	0
Elida Gollomp (10)	604		0	604	604	0
Robert Guercio	11,380		10,172	1,208	11,380	0
Brenda M. Hackney	24,832	(11)	11,208	1,208	12,416	0
Hackney One Investments, LLC (12)	12,416		11,208	1,208	12,416	0

Selling Stockholder	Shares Beneficially Owned Before Offering (a)		Number of Outstanding Shares Offered by Selling of Common Stock Stockholder	Number of Shares Offered by Selling Stockholder upon Exercise of Certain Warrants	Number of Shares Offered by Selling Stockholder Registered Hereunder	Percentage Beneficial Ownership of Voting Securities After Offering
Birmingham Hematology & Oncology Associates LLC 401k Plan FBO Dr. Jimmie H. Harvey (13)	12,416		11,208	1,208	12,416	0
Ben Heller	36,247		32,623	3,624	36,247	0
Steve Jager	12,416		11,208	1,208	12,416	0
David Jaroslawicz	47,840		43,008	4,832	47,840	0
Matthew A. King	11,295		10,087	1,208	11,295	0
Nicholas B. Kronwall Trust dated 11/12/69 (14)	6,255		5,651	604	6,255	0
Thomas A. Lambert, III	11,295		10,087	1,208	11,295	0
IRA FBO Ronald M. Lazar, Pershing LLC as custodian (15)	2,846		2,242	604	2,846	0
William A. Legg, Jr. IRA	11,295		10,087	1,208	11,295	0
Sam J. Lewis	12,416		11,208	1,208	12,416	0
Phil Lifschitz	25,019		22,603	2,416	25,019	0
Michael G. Lindley	24,832		22,416	2,416	24,832	0
S. Alan Lisenby	17,070		15,258	1,812	17,070	0
Timothy Malloch	3,820		3,216	604	3,820	0
Neurosurgical Associates PC Money 401(k) Plan FBO J. Finley McRae (16)	12,416		11,208	1,208	12,416	0
A. J. Muir-Taylor	12,416		11,208	1,208	12,416	0
Michael Mullen (17)	10,861		5,651	5,210	10,861	0
Harry Newton and Susan Newton JTWROS	19,264		17,404	1,860	19,264	0
Nora O’Donoghue	6,255		5,651	604	6,255	0
OZF Investments LLC (18)	113,796		101,717	12,079	113,796	0
Alan D. Platner	5,690		5,086	604	5,690	0
Anthony G. Polak (19)	22,029	(20)	2,802	604	3,406	0
Anthony G. Polak “S” (19)	22,029	(20)	2,802	604	3,406	0
Catharina Polak Trust #2 (21)	3,406		2,802	604	3,406	0
Frederick B. Polak “S”	6,207		5,603	604	6,207	0
Margrit Polak “S”	3,406		2,802	604	3,406	0
Neal Polan	7,450		6,725	725	7,450	0
David G. Pudelsky & Nancy Pudelsky JTWROS	5,690		5,086	604	5,690	0
PW Investments, L.L.C. (22)	12,416		11,208	1,208	12,416	0
Rachel Family Partnership (23)	25,019		22,603	2,416	25,019	0
Leon Recanati	75,058		67,811	7,247	75,058	0
Louis R. Reif	22,759		20,343	2,416	22,759	0
Riverside Contracting LLC (24)	27,051		24,439	2,612	27,051	0
RL Capital Partners, L.P. (25)	6,814		5,606	1,208	6,814	0
Robert O. Rolfe	12,416		11,208	1,208	12,416	0
David W. Ruttenberg	5,690		5,086	604	5,690	0
Suzanne Schiller	6,255		5,651	604	6,255	0
Peter B. Schulze	12,510		11,302	1,208	12,510	0
Shoup Revocable Trust (26)	11,133		5,086	604	5,690	*
William Silver	11,380		10,172	1,208	11,380	0

Selling Stockholder	Shares Beneficially Owned Before Offering (a)		Number of Outstanding Shares Offered by Selling of Common Stock Stockholder	Number of Shares Offered by Selling Stockholder upon Exercise of Certain Warrants	Number of Shares Offered by Selling Stockholder Registered Hereunder	Percentage Beneficial Ownership of Voting Securities After Offering
Scott G. Sink	11,295		10,087	1,208	11,295	0
Lucille Slocum	11,380		10,172	1,208	11,380	0
Howard Sorkin	17,019		14,603	2,416	17,019	0
South Ferry #2, LP (27)	124,157		112,078	12,079	124,157	0
Gary J. Strauss	12,510		11,302	1,208	12,510	0
Delaware Charter Guarantee & Trust Company F/B/O Howard M. Tanning IRA R/O	37,530		33,906	3,624	37,530	0
Carolyn N. Taylor (28)	22,759		20,343	2,416	22,759	0
Tisu Investment Ltd. (29)	11,380		10,172	1,208	11,380	0
J. Rainer Twiford (30)	22,590		20,174	2,416	22,590	0
Hillel Weinberger	50,040		45,208	4,832	50,040	0
Weyers Family Limited Partnership (31)	12,416		11,208	1,208	12,416	0
Jeffrey J. Weyers	12,416		11,208	1,208	12,416	0
Robert J. Weyers	12,416		11,208	1,208	12,416	0
Erich W. Wouters	12,416		11,208	1,208	12,416	0

Securities issued under private placement offering of units completed on April 3, 2006 (c)
CUSTRUST (32)	1,398,838		1,332,173	0	1,332,173	*
BBT Fund, L.P. (33)	233,840		222,695	0	222,695	*
Belldegrun Children’s Trust (34)	211,585	(35)	167,506	0	167,506	*
Boxer Capital LLC	110,552		110,552	0	110,552	0
Brookside Capital Partners Fund, L.P. (36)	1,398,838		1,332,173	0	1,332,173	*
Leumi Overseas Trust Corporation Limited as Trustees of the BTL Trust (37)	116,570		111,015	0	111,015	*
California Quintet LLC (38)	58,287		55,507	0	55,507	*
CAP Fund, L.P. (33)	114,940		109,460	0	109,460	*
Citigroup Global Markets, Inc.	289,100		289,100	0	289,100	0
Ronald I. Dozoretz, MD	116,453		110,903	0	110,903	*
Eugenia VI Venture Holdings Ltd. (40)	199,826		199,826	0	199,826	0
Gitel Family Limited Partnership (9)	46,626		44,406	0	44,406	*
H&Q Healthcare Investors (41)	378,852		360,797	0	360,797	*
H&Q Life Sciences Investors (41)	203,996		194,276	0	194,276	*
Peeblebay & Co. Nominee for Janus Aspen Global Life Sciences Portfolio (42)	22,983		21,203	0	21,203	*
Buoybreeze & Co. Nominee for Janus Global Life Sciences Fund (42)	677,152		644,882	0	644,882	*
Thomas F. Kearns, Jr.	23,313		22,203	0	22,203	*
Kier Family LP (43)	23,313		22,203	0	22,203	*
Lakeside Partners, LLC (44)	34,970		33,305	0	33,305	*
Merlin Nexus II, LP (45)	466,278		444,058	0	444,058	*
R A Capital Biotech Fund, LP (46)	47,852		20,072	0	20,072	*
Shea Ventures, LLC (47)	22,203		22,203	0	22,203	0
SRI Fund, L.P. (33)	47,558		45,293	0	45,293	*
T. Rowe Price Health Sciences Fund (48)	466,278		444,058	0	444,058	*
T. Rowe Price Small-Cap Value Fund (48)	932,561		888,116	0	888,116	*
Visium Balanced Offshore Fund, Ltd. (50)	537,340		511,730	0	511,730	*

Selling Stockholder	Shares Beneficially Owned Before Offering (a)		Number of Outstanding Shares Offered by Selling of Common Stock Stockholder	Number of Shares Offered by Selling Stockholder upon Exercise of Certain Warrants	Number of Shares Offered by Selling Stockholder Registered Hereunder	Percentage Beneficial Ownership of Voting Securities After Offering
Visium Long Bias Fund, LP (49)	53,215		50,165	0	50,165	*
Visium Long Bias Offshore Fund, Ltd. (50)	196,421		187,061	0	187,061	*
Visium Balanced Fund, LP (50)	379,262		361,187	0	361,187	*

Miscellaneous issuances
Joshua Donfeld	7,231	(51)	5,793	0	5,793	*
Scott Fagan	28,924	(52)	23,171	0	23,171	*
Muhammad Tarique Farooqui	13,651	(53)	10,427	0	10,427	*
The Lindsay A. Rosenwald 2000 Family Trusts dated December 15, 2000 (54)	138,549		133,217	0	133,217	*
Courtney Scott	29,620	(52)	23,171	0	23,171	*
Lindsay Rosenwald (e)(f)	3,450,442	(55)	0	233,807	233,807	22.7%
Timothy McInerney (e)	3,377		0	3,377	3,377	0
Scott Katzmann (e) (f)	0		0	88,376	88,376	0
Michael Rosenman (e)	3,247		0	3,247	3,247	0
Harris Lydon (e)	2,826		0	2,826	2,826	0
Capital Strategies Advisors, Inc. (e) (56)	3,137		0	3,137	3,137	0
Phil Lifschitz (e) (57)	3,850		0	3,850	3,850	0
Oppenheimer & Co. (e) (58)	3,850		0	3,850	3,850	0
Alan Ferraro (e)	1,933		0	1,933	1,933	0
Steven Markowitz (e)	1,450		0	1,450	1,450	0
Fabio Migliaccio (e)	604		0	604	604	0
Denise Mormile-Miglino (e)	604		0	604	604	0
Joseph Sorbara (e)	604		0	1,450	604	0
Sandgrain Securities Inc. (e) (59)	91		0	91	91	0
Robert Millstone (e)	544		0	544	544	0
Steve Sherman (e)	272		0	272	272	0
John Knox (f) (60)	10,025		0	10,025	10,025	0
John Liatos (f)	10,025		0	10,025	10,025	0
Timothy J. Hofer (f)	11,025		0	11,025	11,025	0
Stephen Rocamboli (f)	10,025		0	10,025	10,025	0
Louis Smookler (f)	939		939	0	939	0
Cowen & Co., LLC (f) (61)	297,347		297,347	0	297,347	0

Totals			10,148,119	547,190	10,695,309

*	Less than 1%
(a)	Assumes the exercise of all outstanding warrants held by such selling stockholder.
(b)	Pursuant to the Merger, issued upon exchange of Cougar securities issued upon automatic conversion of Bridge Notes in the aggregate principal amount of $6,145,120 issued and sold in closings on November 23, 2005 and January 24, 2006 of a private placement offering. Bridge notes converted into units of Cougar securities at a price per share of $4.50 (as adjusted for the Merger) upon similar terms and conditions as provided in the offering described in footnote (c) herein. Pursuant to the Merger, holders of the bridge notes received an aggregate of 1,245,746 shares of our preferred stock and 138,416 shares of our common stock. On March 8, 2007, all of the shares of preferred stock were automatically converted into an equivalent number of shares of common stock. As converted pursuant to the Merger, holders also received warrants to purchase an aggregate of 148,454 shares of our common stock at an exercise price of $8.28 per share.

(c)	Pursuant to the Merger, issued upon exchange of Cougar securities to be issued upon completion of a private placement offering of 22,919,075 units, each unit constituting 0.9 shares of Cougar preferred stock and 0.1 Cougar common stock. As converted pursuant to the Merger, holders of the units received an aggregate of 7,922,998 shares of our preferred stock and 880,334 shares of our common stock. On March 8, 2007, all of the shares of preferred stock were automatically converted into an equivalent number of shares of common stock.
(d)	Pursuant to the Merger, issued upon exchange of Cougar securities to be issued upon conversion of outstanding principal and interest on promissory notes of Cougar in favor of holder at a price per share of $4.50 per share (as adjusted for the Merger) on terms and conditions provided by Cougar in the offering described in footnote (c) herein.
(e)	Pursuant to the Merger, issued upon exchange of placement agent warrants to purchase Cougar common stock that were issued in connection with the bridge note offering described in footnote (b) herein.
(f)	Pursuant to the Merger, issued upon exchange of placement agent warrants to purchase Cougar common stock that were issued in connection with the offering described in footnote (c) herein.
(1)	Ralph Finerman, general partner of AAR Associates, L.P., has voting and dispositive control over the shares held by such selling stockholder.
(2)	Alonso Diaz, Manager of Balanced Investment, LLC, has voting and dispositive control over the shares held by such selling stockholder.
(3)	Urs Brunner, Director of Brino Investment Ltd., has voting and dispositive control over the shares held by such selling stockholder. Mr. Brunner disclaims beneficial ownership of these securities.
(4)	Mr. Calcutta is a registered representative of Fimat USA, LLC, a registered broker-dealer and NASD member firm.
(5)	Jack Polak, general partner Domaco Venture Capital Fund, has voting and dispositive control over the shares held by such selling stockholder.
(6)	Steven M. Farber, general partner Far Ventures, has voting and dispositive control over the shares held by such selling stockholder. Mr. Farber and S. Edmond Farber, the other general partner of Far Ventures, are employees of the Maxim Group LLC, a registered broker-dealer and NASD member firm.
(7)	Includes (i) 11,189 shares of common stock and (ii) 1,329 shares issuable upon exercise of warrants beneficially held by Mrs. Finerman’s spouse through an IRA account and as a general partner of AAR Associates, L.P.
(8)	Mr. Geiger is a registered representative of NBC Securities Inc., a registered broker-dealer and NASD member firm.
(9)	Esther Stahler, is the general partner of Gitel Family Partnership LP and Gitel Family Limited Partnership, and has voting and dispositive control over the shares held by such selling stockholder.
(10)	Mrs. Gollomp’s spouse is a registered representative of Wachovia Securities.
(11)	Includes the following securities held by Hackney One Investments, LLC, of which Ms. Hackney is Manager: (i) 11,208 shares of common stock and (ii) 1,208 shares issuable upon exercise of warrants.
(12)	Brenda M. Hackney, Manager of Hackney One Investments, LLC, has voting and dispositive control over the shares held by such selling stockholder.
(13)	James E. Cantrell, Trustee of Birmingham Hematology & Oncology Associates, LLC 401(k) Plan FBO Dr. Jimmie H. Harvey, M.D., has voting and dispositive control over the shares held by such selling stockholder.
(14)	Nicholas B. Kronwall, Trustee of the Nicholas B. Kronwall Trust dated 11/12/69, has voting and dispositive control over the shares held by such selling stockholder.
(15)	Mr. Lazar is a registered representative of Maxim Group, LLC, a registered broker-dealer and NASD member firm.
(16)	Charles H. Clark, Trustee of Neurological Associates, P.C. 401(k) Profit Sharing Trust, has voting and dispositive control over the shares held by such selling stockholder.
(17)	Includes warrants to purchase 4,606 shares of common stock issued as placement warrants as identified in footnote (e) hereto. Mr. Mullen is a registered representative of Joseph Stevens & Co., Inc. a registered broker-dealer and NASD member firm.

(18)	Urs Brunner, Director of OZF Investments LLC, has voting and dispositive control over the shares held by such selling stockholder. Mr. Brunner disclaims beneficial ownership of these securities.
(19)	Mr. Polak is a registered representative of Maxim Group, LLC, a registered broker-dealer and NASD member firm.
(20)	Includes shares of common stock held by Anthony G. Polak, Anthony G. Polak “S” and RL Capital Partners, L.P. , of which Mr. Polak shares voting and dispositive power as a managing member of RL Capital Management LLC, the selling stockholder’s general partner.
(21)	Jack Polak, Trustee of Catharina Polak Trust #2, has voting and dispositive control over the shares held by such selling stockholder.
(22)	Edmund P. Perry, member of PW Investments, L.L.C., has voting and dispositive control over the shares held by such selling stockholder.
(23)	Ruki Renov, general partner of Rachel Family Partnership, has voting and dispositive control over the shares held by such selling stockholder.
(24)	Neil Herksowitz, President of Riverside Contracting LLC, has voting and dispositive control over the shares held by such selling stockholder.
(25)	Ronald M. Lazar and Anthony G. Polak are managing members of RL Capital Management LLC, the general partner of RLCapital Partners, L.P., and have voting and dispositive control over the shares held by such selling stockholder. Messrs. Lazar and Polak are registered representatives of the Maxim Group, LLC, a registered broker-dealer and NASD member firm.
(26)	Stefan P. Shoup and Jane R. Shoup, Trustees of the Shoup Revocable Trust, have voting and dispositive control over the shares held by such selling stockholder.
(27)	Moshe Wolfson, Portfolio Manager of South Ferry #2, LP, has voting and dispositive control over the shares held by such selling stockholder.
(28)	A. Starke Taylor, Jr., who has power of attorney for Carolyn N. Taylor, has voting and dispositive control over the shares held by such selling stockholder.
(29)	Urs Brunner, Director of Tisu Investment Ltd., has voting and dispositive control over the shares held by such selling stockholder. Mr. Brunner disclaims beneficial ownership of these securities.
(30)	Mr. Twiford is a registered representative of NBC Securities Inc., a registered broker-dealer and NASD member firm.
(31)	Ronald A. Weyers, general partner of Weyers Family Limited Partnership, has voting and dispositive control over the shares held by such selling stockholder.
(32)	Adage Capital Partners GP, LLC, a Delaware limited liability company, serves as the general partner of Adage Capital Partners, L.P. (“Fund”), and as such has discretion over the portfolio securities beneficially owned by the Fund, including those held by CUSTRUST. Adage Capital Partners GP, LLC disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.
(33)	Sid R. Bass, in his capacity as President and sole stockholder of the ultimate general partner of each of BBT Fund, L.P., CAP Fund, L.P. and SRI Fund, L.P., may be deemed to exercise voting or investment control over the securities held by these entities. Messr. Bass disclaims beneficial ownership of these securities.
(34)	Rebecca Belldegrun, Trustee of Belldegrun Children’s Trust, and the spouse of Dr. Arie Belldegrun, a director, has voting and dispositive control over the shares held by such selling stockholder. Includes (i) 11,101 shares of common stock issued in the private placement offering referenced in footnote (c) and (ii) 156,405 shares of common stock issued upon conversion of a promissory note as referenced in footnote (d).
(35)	Includes (i) 35,699 shares of common stock issuable upon exercise of warrants and (ii) 3,352 shares of common stock that are not included in this registration statement.
(36)	Domenic Ferrante, as the sole managing member of Brookside Capital Management, LLC (“BCM”), BCM, as the sole general partner of Brookside Capital Investors, L.P. (“BCI”), and BCI, as the sole general partner of Brookside Capital Partners Fund, L.P., may each be deemed to share voting or investment control over the shares of common stock held by Brookside Capital Partners Fund, L.P.

(37)	John Le M Germain and Richard Guillaume, each a Director of Leumi Overseas Trust Corporation Limited, which serves as Trustee of the BTL Trust, have voting and dispositive control over the shares held by such selling stockholder. Dr. Arie Belldegrun, a director, is a beneficiary of the BTL Trust.
(38)	Russell Goldsmith has voting and dispositive control over the shares held by such selling stockholder. Mr. Goldsmith is the chief executive officer of City National Corporation, an affiliate of City National Securities, Inc., a registered broker-dealer.
(39)	[reserved]
(40)	Ben Le Sueur, Director of Eugenia VI Venture Holdings Ltd., has voting and dispositive control over the shares held by such selling stockholder.
(41)	Hambrecht & Quist Capital Management, LLC is the investment advisor to H&Q Healthcare Investors and H&Q Life Sciences Investors. Daniel R. Omstead, Ph.D., is President of Hambrecht & Quist Capital Management, LLC and a member of the portfolio management team and, as such, has voting, dispositive and investment control over the securities held by H&Q Healthcare Investors Fund and H&Q Life Sciences Fund. Dr. Omstead disclaims beneficial ownership of these securities.
(42)	Thomas Malley is the portfolio manager of Janus Global Life Sciences Fund and Janus Aspen Global Life Sciences Fund, and, as such, may be deemed to share voting or investment control over the securities held by these funds. Janus Global Life Sciences Fund and Janus Aspen Global Life Sciences Fund are affiliates of Janus Distributors LLC, a wholly owned subsidiary of Janus Capital Group and a limited purpose broker registered primarily for the purpose of facilitating the distribution, or otherwise being involved in the sale or redemption , of shares of Janus no-load mutual funds and other associated investment companies (the “Funds”). Janus Distributors does not otherwise effect trades for investors or the Funds and the Funds can distribute shares other than through Janus Distribution.
(43)	Isaac Kier, general partner of Kier Family LP and has voting and dispositive control over the shares held by such selling stockholder.
(44)	Jamie Stahler, managing member of Lakeside Partners, LLC, has voting and dispositive control over the shares held by such selling stockholder.
(45)	Dominique Semon, as the managing member of the general partner of Merlin Nexus II, L.P., may be deemed to share voting or investment control over these securities. Mr. Semon disclaims beneficial ownership of these securities.
(46)	Mr. Peter Kolchinsky, as the managing director of RA Capital Management, LLC, the general partner of RA Capital Biotech Fund, LP, has shared voting and dispositive power with respect to these securities.
(47)	Edmund H. Shea, John Shea, Peter Shea, John Morrissey and Ron Lakey, members of Shea Ventures, LLC, each have voting and dispositive control over the shares held by such selling stockholder.
(48)	T. Rowe Price Associates, Inc. (“T. Rowe Price Associates”) serves as investment adviser with power to direct investments and/or sole power to vote the shares owned by the funds listed under its name in the table above, as well as shares owned by certain other individual and institutional investors. For purposes of the reporting requirements of the Securities Exchange Act of 1934, T. Rowe Price Associates may be deemed to be the beneficial owner of all of the shares listed above; however, T. Rowe Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities. T. Rowe Price Associates is a wholly owned subsidiary of T. Rowe Price Group, Inc., which is a publicly traded financial services holding company. T. Rowe Price Health Sciences Fund, Inc. and T. Rowe Price Small-Cap Value Fund, Inc. are affiliated with T. Rowe Price Investment Services, Inc. (“TRPIS”), a registered broker-dealer. TRPIS is a subsidiary of T. Rowe Price Associates, Inc., the investment advisor of the funds identified in the table above. TRPIS was formed primarily for the limited purpose of acting as the principal underwriter of shares of the above-referenced funds and other funds in the T. Rowe fund family. TRPIS does not engage in underwriting or market-making activities involving individual securities.
(49)	[reserved]
(50)	Jacob Gottlieb and Dmitry Balyasny, principals of Visium Capital Management, LLC, which is the investment advisor for Visium Long Bias Offshore Fund, LTD, Visium Long Bias Fund, LP, Visium Balanced Offshore Fund, LTD and Visium Balanced Fund, LP, have shared voting and dispositive power with respect to the securities held by these entities.
(51)	Includes warrants to purchase 1,322 shares of common stock at an exercise price of $8.28 per share.

(52)	Includes warrants to purchase 5,289 shares of common stock at an exercise price of $8.28 per share.
(53)	[reserved]
(54)	Lester E. Lipschutz, Trustee of The Lindsay A. Rosenwald 2000 Family Trusts dated December 15, 2000, has voting and dispositive control over the shares held by such selling stockholder. Issued upon subscription upon terms and conditions similar to those provided in the offering described in footnote (c) herein.
(55)	Includes (i) 3,184,903 shares of common stock held by Horizon BioMedical Ventures, LLC, of which Dr. Rosenwald is the managing member and (ii) warrants to purchase an aggregate of 265,539 shares of common stock issued to Dr. Rosenwald. Does not include 133,217 shares of common stock beneficially owned by a trust established for the benefit of Dr. Rosenwald’s family, for which Dr. Rosenwald disclaims any beneficial ownership interest, except to the extent of his pecuniary interest therein.
(56)	Ranier Twiford, President of Capital Strategies Advisors, Inc., has shared voting and dispositive power with respect to these securities.
(57)	Mr. Lifshitz is a registered representative of Oppenheimer & Co. Inc., a registered broker-dealer and NASD member firm.
(58)	Oppenheimer & Co. Inc. is a registered broker-dealer and NASD member firm.
(59)	Sandgrain Securities, Inc. is a registered broker-dealer and NASD member firm.
(60)	Mr. Knox served as our Treasurer until the effectiveness of the Merger.
(61)	Cowen & Co., LLC, a registered broker-dealer, is a wholly owned subsidiary of SG Americas Securities Holdings, Inc., which is an indirect wholly owned subsidiary of Société Générale, a French banking corporation with shares listed on the Paris Bourse and Tokyo Stock Exchange.

PLAN OF DISTRIBUTION

We are registering the shares offered by this prospectus on behalf of the selling stockholders. The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. The selling stockholders identified herein may sell their shares of common stock at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share; and

•	a combination of any such methods of sale.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

Any selling stockholders that are broker-dealers are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with the sale of shares offered hereby. Other selling stockholders and any broker-dealers that act in connection with the sale of the shares offered hereby might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the securities sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

Shares Eligible For Future Sale

Upon completion of this offering and assuming the issuance of all of the shares covered by this prospectus that are issuable upon the exercise of derivative securities, there will be 15,516,660 shares of our common stock issued and outstanding. The shares purchased in this offering will be freely tradable without registration or other restriction under the Securities Act, except for any shares purchased by an “affiliate” of our company (as defined in the Securities Act).

Our currently outstanding shares that were issued in reliance upon the “private placement” exemptions provided by the Act are deemed “restricted securities” within the meaning of Rule 144. Restricted securities may not be sold unless they are registered under the Securities Act or are sold pursuant to an applicable exemption from registration, including an exemption under Rule 144 of the Securities Act.

In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated) including persons deemed to be affiliates, whose restricted securities have been fully paid for and held for at least one year from the later of the date of issuance by us or acquisition from an affiliate, may sell such securities in broker’s transactions or directly to market makers, provided that the number of shares sold in any three month period may not exceed the greater of 1 percent of the then-outstanding shares of our common stock or the average weekly trading volume of our shares of common stock in the over-the-counter market during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to certain notice requirements and the availability of current public information about our company. After two years have elapsed from the later of the issuance of restricted securities by us or their acquisition from an affiliate, such securities may be sold without limitation by persons who are not affiliates under the rule.

Following the date of this prospectus, we cannot predict the effect, if any, that sales of our common stock or the availability of our common stock for sale will have on the market price prevailing from time to time. Nevertheless, sales by existing stockholders of substantial amounts of our common stock could adversely affect prevailing market prices for our stock.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Pursuant to our certificate of incorporation and bylaws, we may indemnify an officer or director who is made a party to any proceeding, because of his position as such, to the fullest extent authorized by Delaware General Corporation Law, as the same exists or may hereafter be amended. In certain cases, we may advance expenses incurred in defending any such proceeding.

To the extent that indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by any of our directors, officers or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of that issue.

ABOUT THIS PROSPECTUS

This prospectus is not an offer or solicitation in respect to these securities in any jurisdiction in which such offer or solicitation would be unlawful. This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about our company and the securities offered under this prospectus. That registration statement can be read at the SEC web site or at the SEC’s offices mentioned under the heading “Where You Can Find More Information.” We have not authorized anyone else to provide you with different information or additional information. You should not assume that the information in this prospectus, or any supplement or amendment to this prospectus, is accurate at any date other than the date indicated on the cover page of such documents.

WHERE YOU CAN FIND MORE INFORMATION

Federal securities law requires us to file information with the SEC concerning our business and operations. Accordingly, we file annual, quarterly, and special reports, proxy statements and other information with the SEC. You can inspect and copy this information at the Public Reference Facility maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can receive additional information about the operation of the SEC’s Public Reference Facilities by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that, like us, file information electronically with the SEC.

We are allowed to incorporate by reference information contained in documents that we file with the SEC. This means that we can disclose important information to you by referring you to those documents and that the information in this prospectus is not complete and you should read the information incorporated by reference for more detail. We incorporate by reference in two ways. First, we list certain documents that we have already filed with the SEC. The information in these documents is considered part of this prospectus. Second, the information in documents that we file in the future will update and supersede the current information in, and incorporated by reference in, this prospectus.

We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act (other than any Current Reports on Form 8-K filed under Item 12), together with any exhibits filed therewith:

•	Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006;

•	Current Reports on Form 8-K filed on January 8, 2007 and March 8, 2007; and

•	The description of capital stock set forth on Form 10-SB/A filed on August 29, 2005 (File No. 000-51473), including any amendments or reports filed for the purpose of updating such information.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address or telephone number:

Cougar Biotechnology, Inc. 10990 Wilshire Boulevard, Suite 1200 Los Angeles, California 90024 Attention: Treasurer (310) 943-8040

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of these documents.

VALIDITY OF COMMON STOCK

Legal matters in connection with the validity of the shares offered by this prospectus will be passed upon by Maslon Edelman Borman & Brand, LLP, Minneapolis, Minnesota.

EXPERTS

The financial statements of Cougar Biotechnology, Inc. as of December 31, 2006 and 2005, and for the years then ended, and for the period from May 14, 2003 (date of inception) through December 31, 2006, incorporated by reference into this prospectus, have been incorporated herein in reliance on the report of J.H. Cohn LLP, independent registered public accounting firm, given on the authority of that firm as experts in accounting and auditing.

10,695,309 Shares

Common Stock

Cougar Biotechnology, Inc.

PROSPECTUS

            , 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses Of Issuance And Distribution.

The registrant estimates that expenses payable by the registrant is connection with the offering described in this registration statement will be as follows:

SEC registration fee	$5,700
Legal fees and expenses	75,000
Accounting fees and expenses	50,000
Printing and engraving expenses	2,000
Miscellaneous	2,300

Total	$135,000

Item 15.	Indemnification of Directors and Officers.

Under provisions of the certificate of incorporation and bylaws of the registrant, directors and officers will be indemnified for any and all judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys fees, in connection with threatened, pending or completed actions, suits or proceedings, whether civil, or criminal, administrative or investigative (other than an action arising by or in the right of the registrant), if such director or officer has been wholly successful on the merits or otherwise, or is found to have acted in good faith and in a manner he or she reasonably believes to be in or not opposed to the best interests of the registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In addition, directors and officers will be indemnified for reasonable expenses in connection with threatened, pending or completed actions or suits by or in the right of registrant if such director or officer has been wholly successful on the merits or otherwise, or is found to have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the registrant, except in the case of certain findings by a court that such person is liable for negligence or misconduct in his or her duty to the registrant unless such court or the Delaware Court of Chancery also finds that such person is nevertheless fairly and reasonably entitled to indemnity. The registrant’s Certificate of Incorporation also eliminates the liability of directors of the registrant for monetary damages to the fullest extent permissible under Delaware law.

Section 145 of the Delaware General Corporation Law states:

(a) A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action arising by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

(b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense which the Court of Chancery or such other court shall deem proper.

Item 16.	Exhibits.

The following exhibits are filed as part of this registration statement:

Exhibit No.	Description
5.1	Opinion of Maslon Edelman Borman and Brand, LLP (incorporated by reference to Exhibit 5.1 of the Registrant’s Registration Statement on Form SB-2 (File 333-133779)
23.1	Consent of J.H. Cohn LLP (filed herewith)
23.2	Consent of Maslon Edelman Borman and Brand, LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page of our Registration Statement on Form SB-2 (SEC File No.: 333-133779) filed on May 3, 2006)

Item 17.	Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period during which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or any decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low end or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2) That, for purposes of determining liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities to be offered therein, and the offering of such securities at that time shall be deemed to be an initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which shall remain unsold at the termination of the offering.

(4) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on April 2, 2007.

COUGAR BIOTECHNOLOGY, INC.

By:	/S/ ALAN H. AUERBACH
	Name:	Alan H. Auerbach
	Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1933, the Registration Statement has been signed as of the dates indicated by the following persons in the capacities indicated.

Signature	Title	Date

/S/ ALAN H. AUERBACH Alan H. Auerbach	President, Chief Executive Officer and Director (Principal Executive Officer)	April 2, 2007

/S/ CHARLES R. EYLER Charles R .Eyler	Treasurer (Principal Accounting and Financial Officer)	April 2, 2007

* Arie Belldegrun, M.D.	Director	April 2, 2007

Lindsay A. Rosenwald, M.D.	Director

/S/ HAROLD J. MEYERS Harold J. Meyers	Director	April 2, 2007

Michael S. Richman	Director

/S/ RUSSELL H. ELLISON Russell H. Ellison	Director	April 2, 2007

*By:	/S/ ALAN H. AUERBACH
Alan H. Auerbach Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of J.H. Cohn LLP (filed herewith)